Exhibit 99.1

Kamada Reports Strong First Quarter 2025 Financial Results with Year Over Year Top Line Growth of 17% and a 54% Increase in Profitability

●	Revenues for First Quarter of 2025 of $44.0 Million, Representing a 17% Year-over-Year Increase

●	First Quarter Adjusted EBITDA of $11.6 Million, Up 54% Year-over-Year

●	Strong Financial Position to Accelerate Growth Through M&A and/or In-licensing Opportunities

●	Announced Expansion of Plasma Collection Operations with Opening of New Site in San Antonio, Texas

●	Launched Comprehensive Post-Marketing Research Program of CYTOGAM®

●	Reiterating Full Year 2025 Guidance, Representing Double Digit Profitable Growth Year-over-Year

●	Conference Call and Live Webcast Today at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – May 14, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three months ended March 31, 2025.

“Results for the first quarter of 2025 were in line with our expectations and consistent with the strong operational and commercial performance we generated over the course of the previous year,” said Amir London, Kamada’s Chief Executive Officer. “Total revenues for the first quarter were $44.0 million, representing an increase of approximately 17% year-over-year, and adjusted EBITDA was $11.6 million, an increase of approximately 54% year-over-year. We continue to generate profitable growth through the diversity of our portfolio and disciplined management of operational expenses. We are reiterating our 2025 annual guidance of $178 million to $182 million in revenues, and $38 million to $42 million of adjusted EBITDA.”

“We continue to invest in our four strategic growth pillars, consisting of organic commercial growth, business development and M&A transactions, our plasma collection operations, and advancement of our pivotal Phase 3 Inhaled AAT program. We were pleased to announce last week the initiation of a comprehensive post-marketing research program for CYTOGAM®, which we believe will further demonstrate the various benefits of the product in the prevention and management of cytomegalovirus (CMV) disease in solid organ transplantation. We believe that the data generated by this program will support additional product utilization in the coming years,” added Mr. London.

“Based on our ongoing business development initiatives, we expect to secure compelling opportunities to enrich our portfolio of marketed products, complement our existing commercial operations and support our continued profitable growth. During the quarter, we also expanded our plasma collection operations with the opening of our third center located in San Antonio, TX. Once at full collection capacity, we anticipate that each of our Houston and San-Antonio collection centers will contribute annual revenues of $8 million to $10 million through sales of normal source plasma. Lastly, we continue to advance our ongoing pivotal Phase 3 InnovAATe clinical trial for our inhaled Alpha-1 Antitrypsin therapy. Enrollment is progressing, and we are on track to conduct an interim futility analysis by the end of 2025,” concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2025

●	Total revenues were $44.0 million in the first quarter of 2025, up 17% compared to $37.7 million in the first quarter of 2024. The increase in revenues was driven by the diversity of our portfolio, primarily attributable to increased sales of GLASSIA® and KAMRAB® in ex U.S. markets, as well as sales of VARIZIG® and royalty income from GLASSIA.

●	Gross profit and gross margins were $20.7 million and 47%, respectively, in the first quarter of 2025, compared to $16.8 million and 44%, respectively, in the first quarter of 2024. The increase in both metrics is attributable to improved product sales mix.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $13.0 million in the first quarter of 2025, as compared to $12.7 million in the first quarter of 2024. The marginal increase in operating expenses is indicative of the Company’s ability to adequately manage its operational spend while continuing to generate meaningful revenue growth.

●	Net income was $4.0 million, or $0.07 per diluted share, in the first quarter of 2025, as compared to $2.4 million, or $0.04 per diluted share, in the first quarter of 2024.

●	Adjusted EBITDA, as detailed in the tables below, was $11.6 million in the first quarter of 2025, up 54% from the $7.5 million reported in the first quarter of 2024.

●	Cash used in operating activities was $0.5 million in the first quarter of 2025, as compared to cash provided by operating activities of $1.0 million in the first quarter of 2024. Cash used in operating activities during the first quarter of 2025 was affected by an increase in working capital in support of continued growth.

Balance Sheet Highlights

As of March 31, 2025, the Company had cash and cash equivalents of $76.3 million, as compared to $78.4 million as of December 31, 2024.

Recent Corporate Highlights

●	Announced the launch of a new post-marketing research program aimed at generating key data in support of the benefits of CYTOGAM® in the management of cytomegalovirus (CMV) in solid organ transplantation. The research program, developed in collaboration with multiple leading Key Opinion Leaders (KOLs), is directed at advancing CMV disease management through novel strategies focused on late-onset CMV prevention and mitigation of active CMV disease, exploring alternative dosing strategies, and investigating potential new applications of CYTOGAM.

●	Announced the expansion of the Company’s plasma collection operations with the opening of a third plasma collection center. The new 11,100 square foot center in San Antonio, TX, is operated by Kamada’s wholly owned subsidiary, Kamada Plasma, and is planned to support once fully operational close to 50 donor beds with an estimated total collection capacity of approximately 50,000 liters annually. The new center is expected to contribute annual revenues of $8 million to $10 million through sales of normal source plasma at its full capacity.

●	Announced the award of a contract with an international organization for the supply of KAMRAB and VARIZIG in Latin America for 2025-2027. Total expected revenue under the three-year contract for both products is estimated to be approximately $25 million. The expected portion for the calendar year 2025 is incorporated into the Company’s 2025 revenue guidance.

Fiscal 2025 Guidance

Kamada continues to expect to generate fiscal year 2025 total revenues in the range of $178 million to $182 million, and adjusted EBITDA in the range of $38 million to $42 million, representing a year-over-year increase of approximately 12% in revenues and 17% in adjusted EBITDA based on the mid-point of the 2025 guidance.

Conference Call Details

Kamada management will host an investment community conference call on Wednesday, May 14 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 1-201-689-8263 (International) using conference I.D. 1375314. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1715006&tp_key=c9896a4811.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2025 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First: organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston, Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) double digit growth in fiscal year 2025, 2) reiteration of 2025 full-year revenue guidance of $178 million to $182 million and adjusted EBITDA of $38 million to $42 million, 3) expectation to continue investing in the Company's four strategic growth pillars, consisting of organic commercial growth, business development and M&A transactions, our plasma collection operations, and advancement of our pivotal Phase 3 Inhaled AAT program, 4) the ability of the post-marketing research program for CYTOGAM to generate key data in support of the benefits of CYTOGAM in the prevention and management of CMV in solid organ transplantation, 5) increased utilization of CYTOGAM as a result of positive results from the program or otherwise, 6) expectation to secure compelling opportunities to enrich our portfolio of marketed products, complement our existing commercial operations and support our continued profitable growth, 7) new plasma collection center in San Antonio is planned to support close to 50 donor beds and has planned annual collection capacity of approximately 50,000 liters, 8) expected annual revenues contribution from sales of normal source plasma collected in each of the Houston and the San-Antonio collection centers at $8 million to $10 million at full capacity, 9) continued progress of the InnovAATe clinical trial and conducting an interim futility analysis by the end of 2025, 10) estimation that total revenue under the three-year contract for sales of KAMRAB and VARIZIG in Latin America for 2025-2027 be approximately $25 million; and 11) strong financial position to accelerate growth through M&A and/or in-licensing opportunities. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities, including M&A and in-license opportunities and integrate it with its existing product portfolio, operational capabilities of Kamada’s plasma centers, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of		As of
	March 31,		December 31,
	2025	2024	2024
	Unaudited
	U.S. Dollars in Thousands
Assets
Current Assets
Cash and cash equivalents	$76,250	$48,194	$78,435
Trade receivables, net	27,876	18,855	21,547
Other accounts receivables	6,016	6,411	5,546
Inventories	78,358	84,348	78,819
Total Current Assets	188,500	157,808	184,347

Non-Current Assets
Property, plant and equipment, net	37,406	30,727	36,245
Right-of-use assets	9,539	7,632	9,617
Intangible assets and other long-term assets	101,422	108,310	103,226
Goodwill	30,313	30,313	30,313
Contract assets	7,925	8,384	8,019
Deferred taxes	-	-	488
Total Non-Current Assets	186,605	185,366	187,908
Total Assets	$375,105	$343,174	$372,255
Liabilities
Current Liabilities
Current maturities of lease liabilities	$1,780	$1,467	$1,631
Current maturities of other long term liabilities	10,889	12,980	10,181
Trade payables	24,854	16,492	27,735
Other accounts payables	19,319	6,210	9,671
Deferred revenues	205	26	171
Total Current Liabilities	57,047	37,175	49,389

Non-Current Liabilities
Lease liabilities	9,318	7,278	9,431
Contingent consideration	21,216	16,760	20,646
Other long-term liabilities	32,990	34,842	32,816
Deferred taxes	2,061	-	-
Employee benefit liabilities, net	516	609	509
Total Non-Current Liabilities	66,101	59,489	63,402

Shareholder’s Equity
Ordinary shares	15,074	15,022	15,028
Additional paid in capital net	268,160	266,183	266,933
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(117)	12	51
Capital reserve from share-based payments	5,266	6,336	6,316
Capital reserve from employee benefits	372	282	364
Accumulated deficit	(33,308)	(37,835)	(25,738)
Total Shareholder’s Equity	251,957	246,510	259,464
Total Liabilities and Shareholder’s Equity	$375,105	$343,174	$372,255

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2025	2024	2024
	Unaudited
	U.S. Dollars in Thousands
Revenues from proprietary products	$40,017	$33,758	$141,447
Revenues from distribution	4,001	3,978	19,506

Total revenues	44,018	37,736	160,953

Cost of revenues from proprietary products	19,738	17,620	73,708
Cost of revenues from distribution	3,531	3,365	17,278

Total cost of revenues	23,269	20,985	90,986

Gross profit	20,749	16,751	69,967

Research and development expenses	4,246	4,295	15,185
Selling and marketing expenses	4,510	4,631	18,428
General and administrative expenses	4,198	3,786	15,702
Other expenses	-	-	601
Operating income (loss)	7,795	4,039	20,051

Financial income	534	280	2,118
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	251	124	(94)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(1,775)	(1,845)	(8,081)
Financial expenses	(192)	(159)	(660)
Income before tax on income	6,613	2,439	13,334
Taxes on income	(2,649)	(74)	1,128

Net Income (loss)	$3,964	$2,365	$14,462

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	(114)	(71)	(30)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(54)	(57)	(59)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	8	7	89
Total comprehensive income (loss)	$3,804	$2,244	$14,462

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.07	$0.04	$0.25
Diluted net earnings per share	$0.07	$0.04	$0.25

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2025	2024	2024
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Cash Flows from Operating Activities
Net income (loss)	$3,964	$2,365	$14,462

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,611	3,237	13,808
Financial expenses, net	1,182	1,600	6,717
Cost of share-based payment	175	241	874
Taxes on income	2,649	74	(1,128)
Loss (gain) from sale of property and equipment	(8)	-	11
Change in employee benefit liabilities, net	16	(4)	52
	7,625	5,148	20,334
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(6,557)	610	(1,977)
Decrease (increase) in other accounts receivables	(671)	(516)	593
Decrease in inventories	461	4,131	9,659
Decrease in deferred expenses	94	112	476
Increase (decrease) in trade payables	(3,748)	(8,785)	1,226
Increase (decrease) in other accounts payables	(2,044)	(2,051)	1,413
Increase (decrease) in deferred revenues	34	(122)	23
	(12,431)	(6,621)	11,413
Cash received (paid) during the period for:

Interest paid	(176)	(129)	(594)
Interest received	534	280	2,118
Taxes paid	(29)	(23)	(139)
	329	128	1,385

Net cash provided by (used in) operating activities	$(513)	$1,020	$47,594

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (continued)

	Three months period Ended		Year Ended
	March 31,		December 31,
	2025	2024	2024
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(1,468)	$(2,682)	$(10,740)
Proceeds from sale of property and equipment	8	-	1
Net cash used in investing activities	(1,460)	(2,682)	(10,739)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	46	1	7
Proceeds from issuance of ordinary shares, net	-	-	-
Repayment of lease liabilities	(14)	(244)	(1,251)
Repayment of long-term loans	-	-	-
Repayment of other long-term liabilities	(325)	(5,496)	(12,667)
Net cash used in financing activities	(293)	(5,739)	(13,911)

Exchange differences on balances of cash and cash equivalent	81	(46)	(150)

Increase (decrease) in cash and cash equivalents	(2,185)	(7,447)	22,794

Cash and cash equivalents at the beginning of the period	78,435	55,641	55,641

Cash and cash equivalents at the end of the period	$76,250	$48,194	$78,435

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$352	$306	$3,304
Purchase of property and equipment and Intangible assets	$1,103	$905	$1,955

NON-IFRS MEASURES

	Three months period Ended		Year Ended
	March 31,		December 31,
	2025	2024	2024
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Net income	$3,964	$2,365	$14,462
Taxes on income	2,649	74	(1,128)
Financial expense, net	1,182	1,600	6,717
Depreciation and amortization expense	3,611	3,237	13,218
Non-cash share-based compensation expenses	175	241	867
Adjusted EBITDA	$11,581	$7,517	$34,136